FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                        For the month of  JANUARY , 2002
                                         ----------

                             Hilton Petroleum Ltd.
                (Translation of registrant's name into English)

                                    000-30390
                                  -----------
                                  (File Number)

     1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7
    -----------------------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                  Form 20-F    X          Form 40-F
                            -------                   ------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                   Yes                    No     X
                       -------                ------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-______________

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          Hilton Petroleum Ltd.
                                          -------------------------------------
                                          (Registrant)

Date   January 15, 2002                   By  /s/ "Nick DeMare"
    ------------------------              -------------------------------------
                                          Nick DeMare
                                          Director
                                          (Signature)*

     *Print the name and title of the signing officer under his signature.


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                             HILTON PETROLEUM LTD.
                        #1305 - 1090 West Georgia Street
                             Vancouver, BC V6E 3V7
                       Investor Relations 1-888-303-3361
                            CDNX: HTP / OTCBB: HTPTF
                       Web Site: www.hiltonpetroleum.com

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NEWS RELEASE                                                    JANUARY 15, 2002

                               HILTON POWER UPDATE

Mr. Don Busby, Chairman, is pleased to announce that Hilton Power Ltd. has embarked on the development of a new fuel cell design. Hilton Power, in partnership with Eyekon Technologies Ltd., a private Alberta company, has determined that with Eyekon's INTUITION technologies and in combination with the patent- able concepts currently in development by Hilton Power, could prove to be breakthrough in fuel cell efficiency. Hilton Power Ltd. is 50% owned by Hilton Technologies Ltd. (a subsidiary of Hilton Petroleum Ltd.) and 50% owned by Eyekon Technologies Ltd.

Hilton Power presently has a number of grant applications under review and will continue to identify and apply for subsidized programs and grants from both the United States and Canadian sources. The Company has determined that over 50% of the funding for the project can be sourced by these subsidies and grant programs. These funds will be used to develop the concept of the Company's new fuel cell design.

The Company has been developing a solid oxide fuel cell and fuel cell stack with a patent-able new innovative design and architecture. The new approach will allow fuel cells to achieve a higher degree of compactness per unit power and will work efficiently at intermediate temperature (800C) and below.

The new design characterizes with reliable thin electrolyte and electrode layers, which promote oxygen anion conductivity, higher current and power density and improved current collection. In addition, the new design will allow some cell components to be fabricated from low cost ceramic material that will further decrease the cost of manufacturing the unit once completed.

Dr. Stefan Slavov of Edmonton, Alberta has been hired by the Company as the Head Scientist to continue the testing and patent/grant application processes. Dr. Slavov has over 25 years experience in catalysis and seven years in fuel cell technologies and currently is named within three existing fuel cell patents. Dr. Slavov earned his PhD in Technical Sciences and Catalysis from the University of Chemical Technology and Metallurgy, Sofia, Bulgaria. Dr. Slavov has been a leader in fuel cell design and research, specifically in the detailed analysis of membranes, catalysts, electrodes and membrane-electrode assemblies. The Company is extremely fortunate to have Dr. Slavov in his new role of Head Scientist.

Hilton's common shares are listed on the Canadian Venture Exchange under the symbol (CDNX: HTP) and in the United States on the OTC Bulletin Board as (OTCBB:
HTPTF). Additional information about Hilton can be found at its Internet Web site: www.hiltonpetroleum.com; or by contacting Des O'Kell at 1-888-303-3361.

ON BEHALF OF THE BOARD

"Donald Busby"
Donald W. Busby, Chairman

Except for the historical statements contained herein, this news release presents forward-looking statements that involve risks and uncertainties. Although the management and officers of Hilton Petroleum Ltd. believe that the expectations reflected in such forward- looking statements are based upon reasonable assumptions, they give no assurance that their expectations will be achieved. Certain risks and uncertainties inherent in the company's operations include political, economic, environmental and geological issues, including but not limited to, the continued need for additional capital, the competition within the oil and gas industry, the price of oil and gas, currency fluctuations, and other risks detailed from time to time in the company's periodic reports filed with the British Columbia Securities Commission and the Untied States Securities and Exchange Commission. The Canadian Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.



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